SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT No. 4)*

                             EQUITY MARKETING, INC.

                    ----------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   294724 10 9
                                 (CUSIP NUMBER)


          * The remainder of this cover age shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages



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CUSIP No. 294724 10 9                    13G                  Page 2 of 6 Pages

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Stephen P. Robeck**

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) [  ]
                                                    (b) [  ]
3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

               5       SOLE VOTING POWER
NUMBER OF              1,182,084 **

SHARES         6       SHARED VOTING POWER
BENEFICIALLY           21,919

OWNED BY EACH  7       SOLE DISPOSITIVE POWER
REPORTING              1,182,084 **

PERSON WITH    8       SHARED DISPOSITIVE POWER
                       21,919

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,183,597 shares**

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)    [ X ]
       EXCLUDES CERTAIN SHARES*

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       19.0%

12     TYPE OF REPORTING PERSON*

       IN

** Includes 1,163,750 shares held by the Robeck 1997 Trust. Mr. Robeck and his wife are co-trustees of the Robeck 1997 Trust and have sole voting power and dispositive power over such shares. Amount beneficially owned excludes 20,406 of the 21,919 shares held by the Equity Marketing, Inc. 401(k) Plan Trust, as to which Mr. Robeck disclaims beneficial ownership. Stephen P. Robeck and Donald A. Kurz are trustees of the Equity Marketing 401(k) Plan Trust. *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 6 Pages

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ITEM 1.          (A)   NAME OF ISSUER.

                       Equity Marketing, Inc.

                 (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                       6330 San Vicente Blvd.
                       Los Angeles, CA 90048

ITEM 2.          (A)   NAME OF PERSON FILING.

                       Stephen P. Robeck

                 (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,

                      RESIDENCE.

                      Principal Business Office:
                      6330 San Vicente Blvd.
                      Los Angeles CA 90048

              (C)     CITIZENSHIP.

                      United States of America

              (D)     TITLE OF CLASS OF SECURITIES.

                      Common Stock, par value $0.001 per share

              (E)     CUSIP NUMBER.

                      294724 10 9

ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B), OR 13D-
2(B),
              CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable

                                Page 3 of 6 pages

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ITEM 4.       OWNERSHIP.

              (A)     AMOUNT BENEFICIALLY OWNED.

                      1,183,597*

              (B)     PERCENT OF CLASS.

                      19.0%

              (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                      (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE.

                             1,182,084*

                      (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE.

                             21,919

                      (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                             OF.

                             1,182,084*

                      (IV)   SHARE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                             OF:
                             21,919

* Includes 1,163,750 shares held by the Robeck 1997 Trust. Mr. Robeck and his wife are co-trustees of the Robeck 1997 Trust and have sole voting power and dispositive power over such shares. Amount beneficially owned excludes 20,406 of the 21,919 shares held by the Equity Marketing, Inc. 401(k) Plan Trust, as to which Mr. Robeck disclaims beneficial ownership. Stephen P. Robeck and Donald A. Kurz are trustees of the Equity Marketing 401(k) Plan Trust.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable

                                Page 4 of 6 Pages


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ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
              PERSON.

              Includes 1,163,750 shares held by the Robeck 1997 Trust. Mr. Robeck and his wife are co-trustees of the Robeck 1997 Trust and have sole voting power and dispositive power over such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable

ITEM 10.      CERTIFICATION.

              Not Applicable


                                Page 5 of 6 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 12, 1999

                                                   - - - - - - - - - -- - -
                                                         (Date)

                                                   /S/ Stephen P. Robeck
                                                   - - - - - - - - - - -- -

                                                         (Signature)

                                                   Stephen P. Robeck
                                                   - - - - - - - - - - -- -
                                                        (Name/Title)


                                Page 6 of 6 Pages

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